RKLAB North America, Inc.

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

December 31, 2019

C O N T E N T S

Poston Denney & Killpack, PLLC

3400 Merlin Drive
Idaho Falls, ID 83404

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

Office: (208) 522-0886
Fax: (208) 522-6015
www.cpapdk.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
RKLAB North America, Inc.
Idaho Falls, ID

We have reviewed the accompanying financial statements of RKLAB North America, Inc. (an S corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of its financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Poston, Denney & Killpack, PLLC

Idaho Falls, Idaho
March 2, 2021

FINANCIAL STATEMENTS

RKLAB North America, Inc.

BALANCE SHEET

December 31, 2019

(See Independent Accountant's Review Report)

ASSETS

Cash and cash equivalents	$	895
Licensing agreement		1,000,000
	$	1,000,895

LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES		
Note payable	$	1,000,000
Note payable - related party		22,571
Total liabilities		1,022,571
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value, 100,000 shares authorized, issued, and outstanding		1,000
Accumulated deficit		(22,676)
Total equity (deficit)		(21,676)
	$	1,000,895

The accompanying notes are an integral part of this financial statement.

RKLAB North America, Inc.

STATEMENT OF OPERATIONS

Year Ended December 31, 2019

(See Independent Accountant's Review Report)

Revenue	$ -
Operating expenses	22,676
Net loss	$ (22,676)

The accompanying notes are an integral part of this financial statement.

RKLAB North America, Inc.

STATEMENT OF STOCKHOLDERS' DEFICIT

Year ended December 31, 2019

(See Independent Accountant's Review Report)

	Common Shares	Common Stock	Accumulated Deficit	Total
Balance January 1, 2019	-	$ -	$ -	$ -
Sale of common stock	100,000	1,000	-	1,000
Net loss	-	-	(22,676)	(22,676)
Balance, December 31, 2019	100,000	$ 1,000	$ (22,676)	$ (21,676)

The accompanying notes are an integral part of this financial statement.

RKLAB North America, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2019

(See Independent Accountant's Review Report)

Increase (decrease) in cash and cash equivalents		
Cash flows from operating activities:		
Net loss	$	(22,676)
Net cash used in operating activities		(22,676)
Cash flows from financing activities:		
Proceeds from debt		22,571
Proceeds from sale of stock		1,000
Net cash provided by financing activities		23,571
Net increase in cash and cash equivalents		895
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	895
Supplemental disclosures of noncash financing and investing activities		
Increase in debt and increase in assets for purchase of licensing agreement.	$	1,000,000

The accompanying notes are an integral part of this financial statements.

RKLAB North America, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

(See Independent Accountant's Review Report)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of business

RKLAB North America, Inc. ("the Company") was incorporated in the state of Nevada in December 2018. The Company was formed to engage in the sales, marketing, distribution, and installation of a newly developed fuel injector technology throughout North America.

2. Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. For those cash equivalents, the carrying amount is a reasonable estimate of fair value.

3. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as goodwill valuations, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying value amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices. Estimates of future cash flows and expected sales prices are judgments based on the Company's experience and knowledge of local operations. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation. No impairment was recognized in the years ended December 31, 2019.

5. Subsequent events

The Company has evaluated all subsequent events that occurred after the balance sheet date through March 2, 2021 – the date its financial statements were available to be issued and determined that there were no subsequent events except those disclosed in Note D.

NOTE B – NOTES PAYABLE

The note payable to a related party represents amounts owed to a stockholder. The note is due on demand.

Notes payable includes a note to RKLAB AG for the purchase of a licensing agreement. The note carries a provision that two-thirds of net capital raised must be paid towards the amount due. The note was due no later than December 31, 2020 but was amended subsequent to year end to June 30, 2021.

NOTE C – STOCKHOLDERS' DEFICIT

During the year ended December 31, 2019, the Company issued 100,000 shares of stock to three stockholders for $1,000.

NOTE D – LICENSING AGREEMENT

The licensing agreement represents the right to use certain intellectual property currently developed or being developed. The agreement limits the territory for which the Company can use such intellectual property. It also requires certain royalty fees related to the use of the intellectual property. The Company has not yet begun to utilize the licensing agreement and has therefore not recorded any amortization in relation to the asset.

NOTE E – SUBSEQUENT EVENTS

Effective March 1, 2021 the Company executed an entity restructuring. Under the new structure, the Company converted from a corporation to a limited liability company. The Company also modified it's name to Ichor, LLC. Operations of the entity remain unchanged.